Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total and Total Energie to Begin Building
Solar Panel Production Plant in Toulouse

Paris, June 7, 2004 - After preliminary studies and in agreement with all shareholders, Total Energie has approved the construction of a photovoltaic solar panel production plant in Saint-Martin-du-Touch, in the Greater Toulouse area of France. The plant will be owned by Tenesol Technologies, a specially created, wholly-owned subsidiary of Total Energie.

The approximate €6-million investment is in line with Total’s pledge, made when it announced the closure of the AZF plant, to actively support business in Toulouse and invest to create jobs in the area, in cooperation with local stakeholders.

In response to the very strong growth of the photovoltaic solar energy market in Europe, especially Germany, Total Energie has decided to build a plant with a capacity of 15 MW, rather than the originally planned 5 MW. The plant is expected to create around 70 jobs.

The plant’s production capacity is equivalent to around 6% of estimated European production capacity in 2003, and is close to ten times the total capacity of photovoltaic systems connected to the grid in metropolitan France at end-2003.

Total Energie, owned 35% by Total and 45% by Electricité de France (EDF), has designed, produced, installed and operated photovoltaic systems for more than 20 years. The new plant will consolidate the company’s existing production capacity in South Africa.

This investment reflects Total’s confidence in and support for the development of this renewable energy, which has significant short, medium and long-term growth potential.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com